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                              March 21, 2023

       Hiren Patel
       Chief Executive Officer
       99 Acquisition Group Inc.
       14 Noblewood Ct.
       Gaithersburg, MD 20878

                                                        Re: 99 Acquisition
Group Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 22,
2023
                                                            File No. 333-269923

       Dear Hiren Patel:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Please revise the prospectus to clearly indicate when the Sponsor was formed as Delaware entity. We note that
the company was incorporated in Delaware on June 14, 2022. Please indicate this in the
forepart of the prospectus.
   2. We note your response to comment one. Please add disclosure addressing these facts in both the Summary
section and in the beginning of your Risk Factors section. Please revise to indicate when the
website (https://99acquisitiongroup.com) was set up, who set up the website, and when the
website was taken down. Revise your Form S-1 to indicate the time frame of when the sales
of the Sponsor membership interests of $4.8 million were made.
                                                        Also clearly indicate
when and how the indications of interest were received by the
                                                        Sponsor. Indicate the
amount of securities and the type of securities that were sold through
 Hiren Patel
FirstName  LastNameHiren
99 Acquisition Group Inc. Patel
Comapany
March       Name99 Acquisition Group Inc.
       21, 2023
March2 21, 2023 Page 2
Page
FirstName LastName
         the website and when those sales were made. We also note your statement in your
         response that    none of the funds referenced as having been raised on
the website were
         actually raised through the website.    Please address this statement
in your prospectus
         disclosure.
3.       We note your response to comment one that    [t]he website did not
make a distinction
         between the Sponsor and the SPAC as separate entities and, as such reads as an offer of
         the Company   s securities. The Company acknowledges that the website
may have been in
         violation of the provisions of the Securities Act of 1933   .
Revise your prospectus to
         further address the potential ramifications to the company. Clearly indicate the potential risks to the company from these actions. For example, does the SPAC have other sources of funds and can the Sponsor lend additional funds to the company.
4.       We note your statement that    [t]he website presented statements
about the Company that
         are factually inaccurate.    Please revise to address what statements
on the website were
         factually inaccurate.
5.       We note your statement in your response to comment one that investors were provided
         documentation making it clear that they were investing in the Sponsor and not in the
         Company.    Supplementally provide us with the documentation given to
the investors.
         Also clarify in your document when the documentation was provided to the investors.
6. We note your response to comment two. Please revise your disclosure to indicate when the offering started and when the offering ended. Indicate the total amount raised to date under the offering. Additionally, clarify how many membership interests were sold and the percentage these individuals hold in your Sponsor (99 Acquisition Sponsor LLC). We note that your website had stated that the investors would hold total equity given to the
         crowdfunding group will be 35%.    Additionally, please indicate the
amount of Class B
         common stock which will be owned by these investors. Also clarify whether these investors will beneficially own any of the private placement warrants that will close simultaneously with the closing of the company offering. We may have further comments.
7. We note your response to comment three. Please revise your prospectus to clearly indicate that the funds raised by the Sponsor from the investors, as noted in the prior website, of approximately $4.8 million is currently being held by the Sponsor.
8. We note that your website indicated that both Peter Lacey and Usha Chaudhary are also co-founders of 99 Acquisition Group. We note that your Form S-1 does not mention either of these co-founders. Please advise us why Peter Lacey and Usha Chaudhary are not addressed in the Form S-1. Additionally, your website indicated that the investors equity
         stake    funds are kept in a trust account post-IPO and will be
returned to the investors if
         one or more companies are not acquired within 24 months.    Advise us
whether the funds
         raised in the offering by the website will be comingled in anyway with the funds received in the Form S-1 offering which will be deposited into a trust account until a business combination target is selected.
 Hiren Patel
99 Acquisition Group Inc.
March 21, 2023
Page 3
9. Finally, specifically address whether investors in the founder interests can make any claims against the funds to be held in the trust account which will hold the proceeds from the Form S-1 offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mark Rakip at 202-551-3573 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameHiren Patel
                                                           Division of
Corporation Finance
Comapany Name99 Acquisition Group Inc.
                                                           Office of Real
Estate & Construction
March 21, 2023 Page 3
cc:       David J. Levine, Esq.
FirstName LastName